UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

The documents attached as Exhibits 1.1, 8.1 and 23.2 to this current report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-294722) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2026 and the prospectus supplement (No. 333-294722) filed with the Commission on March 30, 2026 by Regencell Bioscience Holdings Limited (the “Company”), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company is filing material documents not previously filed.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Sales Agreement between Regencell Bioscience Holdings Limited and Univest Securities, LLC
8.1	Opinion of Ogier (Cayman) LLP regarding certain Cayman Islands tax matters
23.3	Consent of Ogier (Cayman) LLP (included in Exhibit 8.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and
Chairman of the Board of Directors

[Signature Page to Form 6-K]

2